Exhibit 12.1

Pennsylvania Real Estate Investment Trust

Statement of Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the nine months ended September 30, 2011	For the Year Ended December 31,
(dollars in thousands)		2010	2009	2008	2007	2006
Income (loss) from continuing operations before allocation to noncontrolling interest and income from investments in unconsolidated joint ventures	$(97,969)	$(84,064)	$(113,969)	$(27,643)	$8,771	$23,653

Plus fixed charges:
Interest expense (including amortization of finance charges)	100,400	142,730	131,236	114,228	100,188	95,546
Capitalized interest	1,442	2,584	5,613	15,968	16,259	9,640
Interest within rental expense	919	1,265	1,324	1,345	1,386	1,428

Total Fixed Charges	102,761	146,579	138,173	131,541	117,833	106,614

Preferred dividends	—	—	—	—	7,941	13,613

Total Fixed Charges and Preferred Dividends	102,761	146,579	138,173	131,541	125,774	120,227

Plus amortization of capitalized interest	1,431	1,787	1,528	724	315	182

Plus distributed income of investments in unconsolidated joint ventures	5,719	15,870	15,211	10,941	8,985	10,120

Less capitalized interest	(1,442)	(2,584)	(5,613)	(15,968)	(16,259)	(9,640)

Less preferred dividends	—	—	—	—	(7,941)	(13,613)

Total Earnings	10,500	77,588	35,330	99,595	119,645	130,929

Ratio of Earnings to Fixed Charges	0.10	0.53	0.26	0.76	1.02	1.23

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	0.10	0.53	0.26	0.76	0.95	1.09